SembCorp Industries

03 DEC 22 7:21

03045316

Rule 12g3-2(b) File No. 825109

5 December 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dw 1/5

MASNET No. 5 OF 05.12.2003
Announcement No. 5

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

WEST NATUNA NATURAL GAS SUPPLY FULLY RESTORED

SembCorp Gas announces that the supply of natural gas from West Natuna, disrupted due to a leak in the sub-sea pipeline discovered on November 14, 2003 has been fully restored. This follows the successful repair of the leak by pipeline operator, ConocoPhillips Indonesia, on December 4, 2003.

A detailed investigation with respect to the cause of the leak, which occurred about 80 meters underwater, is being undertaken by ConocoPhillips Indonesia to ensure that such an incident will not occur again.

With gas supplies fully restored, SembCorp Gas' power generation customers now receive the full amount of gas supply.

The pipeline leak in Indonesian waters did not affect SembCorp Gas' supply of natural gas to its 51 industrial customers, who have been receiving an uninterrupted and continuous supply of gas throughout this period.

SembCorp Gas, Singapore's first commercial importer and distributor of natural gas, imports 325 million standard cubic feet per day (mmscfd) of natural gas from West Natuna in Indonesia via a 640-kilometre sub-sea pipeline to SembGas' receiving terminal in Jurong Island.

- End -

For media enquiries, contact:

Ms Goh Wan Cheng
Senior Executive, Corporate Communications
Tel: 6750 1971
Fax: 6750 1918
Email: wancheng@sembutilities.com

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/12/2003 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of director: Richard Hale

Date of notice to company: 04/12/2003

Date of change of interest: 28/10/2003

Name of registered holder: Richard Hale

Circumstance(s) giving rise to the interest: Others
Please specify details: sale of SNP Corporation Ltd, a related company, shares at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	5,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.56
No. of shares held before the transaction:	238,000
% of issued share capital:	0
No. of shares held after the transaction:	233,000
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	238,000
% of issued share capital:	0	0
No. of shares held after the transaction:	0	233,000
% of issued share capital:	0	0
Total shares:	0	233,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/12/2003 to the SGX